UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 11, 2025

SEACOAST BANKING CORPORATION OF FLORIDA
(Exact Name of Registrant as Specified in Charter)

Florida	000-13660	59-2260678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

815 COLORADO AVENUE,	STUART	FL	34994
(Address of Principal Executive Offices)			(Zip Code)

Registrant’s telephone number, including area code (772) 287-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.10 par value	SBCF	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

SEACOAST BANKING CORPORATION OF FLORIDA

Item 2.01. Completion of Acquisition or Disposition of Assets.

Effective July 11, 2025, Seacoast Banking Corporation of Florida (“Seacoast” or the “Company”), the holding company for Seacoast National Bank (“Seacoast Bank”), announced today the completion of its acquisition of Heartland Bancshares, Inc. (“Heartland”), parent company of Heartland National Bank, effective July 11, 2025. The merger of Heartland National Bank with and into Seacoast Bank was also effective on the same date, with Seacoast National Bank being the surviving financial institution.

Under the terms of the merger agreement, Heartland shareholders received a 50-50 combination of cash and stock, with the final consideration of approximately $111.2 million.

Heartland has had the leading deposit market share in Highlands County, Florida for many years, with deposits of approximately $665.9 million and total consolidated net loans of approximately $156.6 million as of March 31, 2025.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and are incorporated herein by reference.

Item 8.01    Other Events.

On July 11, 2025, the Company issued a press release announcing the completion of the Merger. A copy of the press release is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01.    Financial Statements and Exhibits.

(a)     Exhibits.

Exhibit No.	Description

2.1
Agreement and Plan of Merger, dated February 27, 2025 by and among the Company, Seacoast National Bank, Heartland Bancshares, Inc. and Heartland National Bank incorporated herein by reference from Exhibit 2.1 to the Company’s Form 8-K, filed March 5, 2025

99.1	Press release dated July 11, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEACOAST BANKING CORPORATION OF FLORIDA

Dated: July 11, 2025	/s/ Tracey L. Dexter
Tracey L. Dexter
Chief Financial Officer